UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

SoundBite Communications, Inc.

(Name of Subject Company)

SoundBite Communications, Inc.

(Name of Person Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

836091108

(CUSIP Number of Class of Securities)

James A. Milton

President and Chief Executive Officer

SoundBite Communications, Inc.

22 Crosby Drive

Bedford, Massachusetts 01730

(781) 897-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Mark L. Johnson, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

(617) 261-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) by SoundBite Communications, Inc., a Delaware corporation (the “Company” or “SoundBite”), on June 4, 2013. The Statement relates to the tender offer by Sonar Merger Sub Inc., a Delaware corporation (“Purchaser”), and a direct, wholly owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a purchase price of $5.00 per Share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2013, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on June 4, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8. Additional Information.

Item 8(c), “Additional Information—Short-Form Merger,” beginning on page 34, is hereby amended and supplemented by adding the following to the end thereof:

“American Stock Transfer and Trust Company, LLC, the depositary for the Offer, has advised Parent and Purchaser that, as of 12:00 midnight, New York City time, at the end of the day on Monday, July 1, 2013, an aggregate of 16,067,612 Shares (including 112,668 Shares tendered through a Notice of Guaranteed Delivery) had been validly tendered and not validly withdrawn in the Offer, representing approximately 97.04% of the outstanding Shares. All Shares that were validly tendered (other than Shares tendered through a Notice of Guaranteed Delivery) and not validly withdrawn in the Offer have been accepted for payment at the Offer Price, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer.

As a result of the Offer, Purchaser will own at least 90% of the outstanding Shares, which is sufficient to enable Purchaser to effect the Merger under the “short-form” merger provisions of the DGCL, without a vote or meeting of the Company’s stockholders.

Purchaser expects to complete the acquisition of the Company on July 3, 2013 through the Merger described above. Pursuant to the terms of the Merger Agreement, at the Merger Effective Time, each Share issued and outstanding immediately prior to the Merger Effective Time (excluding (i) Shares held by the Company, directly or indirectly (including Shares held in treasury), Parent, Purchaser or any other subsidiary of Parent and (ii) Dissenting Shares) will be canceled and converted into the right to receive the Merger Consideration, without interest and less applicable withholding taxes. Upon the Merger Effective Time, the Company will become a direct, wholly owned subsidiary of Parent, and the Shares will cease to be traded on The NASDAQ Global Market.

The press release announcing the completion of the Offer is attached as Exhibit (a)(5)(E) to the Schedule TO and is incorporated herein by reference.”

Item 9. Exhibits

Item 9, “Exhibits,” is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(11)	Press Release, dated July 2, 2013, issued by Parent (incorporated by reference to Exhibit (a)(5)(E) of the Schedule TO filed by Parent and Purchaser on July 2, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUNDBITE COMMUNICATIONS, INC.

By:	/s/ Robert C. Leahy
Robert C. Leahy
Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: July 2, 2013